

July 13, 2010

Mr. Ted W. Rollins
Chief Executive Officer
Campus Crest Communities, Inc.
2100 Rexford Road, Suite 414
Charlotte, NC 28211

> **Re:** **Campus Crest Communities, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed June 21, 2010**
> **File No. 333-166834**

Dear Mr. Rollins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Company, page 1

1. We have reviewed and considered the materials you submitted in response to comments 5 and 9 of our letter dated June 14, 2010. It is not clear how the data included on page 5 of Tab 1 supports your belief that your target markets are underserved. In addition, we note the data provided regarding both your developmental activity levels and the participation of your peers within the student housing industry. Please provide further support for your belief that your target markets are underserved.

Consequence of this Offering and Our Formation Transactions, page 12

2. We have considered your response to prior comment 19. Please provide us with an organizational chart depicting the current ownership structure and property holdings of

your predecessor entities. We may have further comments after we review this information.

Our Distribution Policy, page 15

3.   We note your revised disclosure in response to prior comment 21. Please further revise your disclosure, consistent with the first risk factor on page 46, to describe all sources of funds that you may utilize to make distribution payments, including asset sales, borrowings, or the use of proceeds from the sale of your securities. In addition, discuss your ability to pay distributions in the form of stock rather than cash. Please make conforming changes to your risk factor on page 46 and to the discussion of Distribution Policy beginning on page 59.

4.   We note that the estimated annual distribution amount is expected to exceed your per share estimated cash available for distributions for the 12 month period ending March 31, 2011. Please revise to state the specific sources of funds that you intend to use to cover this shortfall. Provide similar disclosure in the discussion of Distribution Policy beginning on page 59.

Risks Related to Our Business and Properties

Developing properties will expose us to additional risks…, page 23

5.   We note your response to prior comment 22; however, some of the bullet points included in this risk factor continue to present distinct risks that should be addressed in separate risk factors. We note, for example, risks related to the availability of construction financing and permanent financing and liability for injuries and accidents occurring during the construction process. To the extent these are material risks to your business, please break out each one into a separate risk factor, each with its own subheading, and specifically discuss the risk to your business.

In each of the past five fiscal years…, page 27

6.   We note your revisions in response to prior comment 23. Please make conforming changes to summary risk factor on page 5.

Our Distribution Policy, page 59

7.   Please revise the presentation of your calculation of Estimated cash flows from operating activities for the 12 months ending March 31, 2011 to display separate line items for revenues and expenses, rather than showing increases and decreases in net income before depreciation. Additionally, please revise your calculation in your next amendment to deduct amounts related to the quarter ended March 31, 2009, and add amounts related to the quarter ended March 31, 2010.

8.   Please revise your calculation of Total estimated annual cash available for distribution for the 12 months ending March 31, 2011, to exclude any projected increases that are not factually supportable.

9.   Refer to the last paragraph on page 60, which states that you anticipate that estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. Please revise to clarify how this statement is consistent with the first paragraph under this heading, which states that your estimated initial annual distribution is expected to exceed your per share estimated cash available for distribution.

10.   Please be advised that we may have additional comments on your distribution table after you have included the estimated amounts.

11.   Please revise to present the footnotes to the table in the same size font as the rest of the disclosure or at least 10 point type. The smaller type does not appear to be necessary for convenient presentation of the disclosure in the footnotes. Refer to Rule 420 of Regulation C.

Management

Directors, Director Nominees, Executive Officers and Senior Management, page 154

12.   We note your response to prior comment 39. Please revise to disclose the title of all positions held by Mr. Rollins and Mr. Hartnett at Campus Crest Group, if any. In addition, please revise to briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each of them should serve as a director. Refer to Item 401(e) of Regulation S-K.

Summary of Executive Compensation Table, page 161

13.   We note the disclosure in footnotes (4), (6), and (7) to the Summary Compensation Table. Please revise the table does to include the share amounts that are described in the footnotes, or tell us why you have omitted them. Also, please confirm that amounts reported in the table reflect the grant date fair value computed in accordance with FASB ASC Topic 718. Expand the footnotes as appropriate to disclose all assumptions made in the valuation. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Potential Payments Upon Termination or Change of Control, page 163

14.   Please revise to provide quantitative disclosure of the payments that will be made under the termination or change of control provisions of your executive officers' employment agreements. Your disclosure should describe and quantify the payments that would be made assuming that the triggering event took place on the last business day of your last completed fiscal year. Refer to Instruction 1 to Item 402(j) of Regulation S-K.

Structure and Formation

Formation Transactions, page 179

15.   We note your response to prior comment 42. We continue to believe that a detailed description of the specific assets that each of the parties will contribute in the formation transactions is material to an investor's understanding of the consideration that you are paying for your initial portfolio. Currently, you describe the contributions generally but the specific properties or interests in those properties being contributed by each party is not clear. For example, we note that MXT Capital will contribute its interests some of the student properties, but it is not clear which of the student properties will be contributed by MXT Capital. Please revise, as previously requested, to identify the particular interests and properties that you will receive from each of the contributing parties.

16.   We note your response to prior comment 45; however, we continue to believe that additional clarifying disclosure would be useful in the context of your description of the formation transactions. Please revise as previously requested to disclose that HSRE will retain a 50.1% interest in the properties held by the HSRE I joint venture. In addition, please revise to disclose your post-offering ownership of The Grove at Carrollton, consistent with the information in your response letter.

Campus Crest Communities, Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2010 (D), page F-6

17.   Refer to the table at the top of page F-7. Please tell us what amounts other than related party debt are included in the line item "Repayment of related party debt and other costs," and tell us why this amount gives rise to Accumulated earnings and a reduction of Additional paid-in capital.

Part II

Item 36. Financial Statements and Exhibits, page II-3

18.   We note that the contribution agreements, purchase and sale agreements, ground leases, and certain loan agreements filed as exhibits to the registration statement do not include the exhibits and schedules to those agreements. Refer to Exhibits 10.19-10.37; 10.38-10.40; 10.43, 10.47, 10.49, 10.51, 10.53, 10.54 and 10.55. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please file the complete agreements with your next amendment.

Exhibit 5.1 – Opinion of Saul Ewing with respect to Maryland law

19.   It is not appropriate for counsel to assume legal matters that are integral to the opinion being rendered or to assume factual matters that are readily ascertainable. Please provide a revised opinion that omits assumptions (f), (g), (h), and (i). It appears that counsel should be able to opine on these matters as of the date of its opinion.

Exhibit 8.1 - Opinion of Bradley Arant Boult Cummings LLP with respect to tax matters

20.   We note that you have relied upon an officer's certificate provided by the company, including the "representations and covenants" set forth therein. Please note that counsel may rely only on factual representations. Please provide a revised opinion to clarify that counsel is relying only upon factual statements included in the Officer's Certificate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Paul S. Ware
        J. Andrew Robison
        Bradley Arant Boult Cummings LLP *(via facsimile)*